[SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP LETTERHEAD]

August 18, 2008

VIA EDGAR & FACSIMILE

Mr. Max A. Webb

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	DRS Technologies, Inc.
Schedule 14A filed June 13, 2008
File No. 001-08533

Dear Mr. Webb:

On behalf of our client, DRS Technologies, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 6, 2008 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on June 13, 2008 (File No. 001-08533), Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on July 22, 2008 (File No. 001-08533) and Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on August 11, 2008 (File No. 001-08533) (“Amendment No. 2”) (collectively, the “Preliminary Proxy Statement”).

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto.  We have also included the requested Company statement below.

We are simultaneously filing Amendment No. 3 to the Preliminary Proxy Statement amending the Preliminary Proxy Statement disclosure in response to the Comment Letter.

Background of the Merger, page 22

1.              While we note your response to prior comment 2, we re-issue the comment in part.  Specifically, please revise to disclose the basis for the belief by senior management that if Finmeccanica learned that you were pursing an inquiry from another party, that fact could lead to termination of discussions with Finmeccanica.  To the extent that senior management’s beliefs had changed by May of 2008 when you notified Finmeccanica of a competing written offer in an effort to renegotiate certain terms of the proposed merger agreement, please revise to explain the basis for the change.

Response

In response to your request for more detail concerning the basis for the belief by senior management of the Company that Finmeccanica would terminate discussions if it learned that the Company was pursuing discussions with another party:

The Company has advised us that, early in its discussions, Finmeccanica had raised with the Company its interest in having the Company negotiate exclusively with Finmeccanica, but that the Company declined to enter into an exclusivity agreement primarily based on fiduciary duty concerns.  Finmeccanica responded that its expectation was that the Company would be pursuing the discussions only with Finmeccanica in good faith.  Based on its experience in other transactions, the Company’s management understood this to mean that Finmeccanica would discontinue negotiations if it learned that the Company was pursuing discussions with another party.  The Company’s management believed that proceeding on that basis was reasonable, as management did not want to lose the Finmeccanica opportunity and the Company would require in any agreement it reached with Finmeccanica that the Company be given a “fiduciary out” that would enable the Company to terminate the agreement on customary terms if it received a superior proposal from a third party.

As we previously noted, the March 6 letter from Thales was a general overture and did not provide any details as to price or other terms.  When the Thales letter of May 9 was received after the public confirmation of discussions with Finmeccanica, the Company’s board of directors sought more information from representatives of Thales and made Finmeccanica aware of the Thales letter, as further discussed in the preliminary proxy statement.

We have revised the end of the March 6 paragraph on page 23 of the preliminary proxy statement, as follows:

“In addition, senior management believed that if Finmeccanica learned the Company was pursing an inquiry from or discussions with another party, this fact could have led to the termination of discussions by Finmeccanica.   Senior management’s belief was reinforced by Finmeccanica’s previously expressed interest in negotiating exclusively with the Company.  When the Company declined to enter into an exclusivity agreement, Finmeccanica responded that it expected the Company would be pursuing discussions only with Finmeccanica in good faith.  Based on its experience in other transactions, the Company’s management understood this to mean that Finmeccanica would discontinue negotiations if it learned that the Company was pursuing discussions with another party.  The Company’s management believed that proceeding on that basis was reasonable, as management did not want to lose the Finmeccanica opportunity and the Company would require in any agreement it reached with Finmeccanica that the Company be given the right to terminate its agreement with Finmeccanica on customary terms if the Company were able to obtain a superior deal with a third party, thereby allowing the Company to meet its fiduciary obligations to its shareholders.”

2.              We note your response to prior comment 4 as well as your discussions with the staff regarding the identity of Company X.  In your next amendment, please revise to name Company X.

Response

We have revised our disclosure in response to the Staff’s comment to include the identity of Company X.  See page 23.

Appendix B and C: Fairness Opinions of Bear Stearns and Merrill Lynch Opinions

3.              We note your response to prior comment 8.  Please file a written consent from Merrill Lynch authorizing the inclusion of, and reference to, its opinion in the proxy.

Response

In response to the Staff’s comment, we are seeking to arrange a conversation with the Staff involving counsel for Merrill Lynch. In addition, Merrill Lynch’s counsel is forwarding, under separate cover, a letter setting forth Merrill’s response to the Staff’s request that it provide the Company with a written consent to be filed with the Preliminary Proxy Statement.

General — Company Statement

At your request, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, following-up further on the Staff’s previous request for the Complaints for the action of Scheidt v. DRS Technologies, Inc., we are forwarding, under separate cover, an executed copy of the Amended Complaint (which was unavailable at the time of the filing of Amendment No. 2).

Please do not hesitate to contact me at 212-735-3380 with any questions or comments you may have.

Very truly yours,

/s/ Jeffrey W. Tindell
Jeffrey W. Tindell
Skadden, Arps, Slate, Meagher & Flom LLP

cc:                                 Nina Laserson Dunn, Esq., Executive Vice President, General Counsel and Secretary, DRS Technologies, Inc.